

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2024

Robert W. Duggan
Chairman and Chief Executive Officer
Summit Therapeutics Inc.
601 Brickell Key Drive, Suite 1000
Miami, FL 33131

> **Re:** **Summit Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed February 20, 2024**
> **File No. 333-277169**

Dear Robert W. Duggan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Adam Finerman, Esq.